Destiny Robotics

The First Humanoid Robot As Home Assistant

We create standard for robot to human interaction!

Destiny Robotics

WHO WE ARE?

AI and Robotics Company

OUR MISSION IS TO CREATE

Socially Intelligent Humanoid Robots



WHY INVEST?



- **World-class Team** from
  Huawei, ABB, U.S. Department of Defense, University of Cambridge.
- **World's First** Humanoid Robot and Hologram Home Assistant.
- Backed by **Google** for Startups & **NVIDIA** Inception.
- Intend to disrupt estimated Robotics Technology
  Market of **$189 Billion.**
- Achieving our mission = Robot Destiny
  single most valuable AI-powered assistant of all time!

Vision



We envision future where robots and humans co-exist in a deeply connected manner!

Our Vision

is to blur the lines between humans and robots and create robots indistinguishable from humans.

Problem & Solution

Problem

Social Interactions

Humans cannot connect with AI-powered tech because they are not able to visualize what they are interacting with.

Solution

To facilitate deep connections between humans and robots, we need a human-like interface.

Humanoid robots like Destiny are an ideal mechanism for connecting humans with robots in a deeply engaging manner.



Product

Destiny Hologram

The first step

The hologram has a humanoid interface and a customizable face feature.

- **AI-Powered Hologram for households**
- **Basis of a robot**
- **Social Interaction Ability**
- **Changeable Interface**
- **Powered by AI**



Prototype launch in Spring, 2022!

Humanoid Robot Destiny

FIRST HUMANOID ROBOT FOR HOUSEHOLD USE

Destiny Robot is a unique combination of Artificial Intelligence, robotics, engineering, art, and design.

Destiny will be the first at-home humanoid robot assistant on the market. Designed in the US!



- ✓Expert robotic systems
- ✓Neural networks
- ✓Motor control
- ✓Machine Perception - human faces, emotions & gestures
- ✓Natural language processing
- ✓ Various path algorithms to control her body

WHY NOW?

Only NOW it has been possible to create humanoid robots because of advancements in robotics, hardware, and AI.

Development requires immediate actions!



Market Size

$62 Billion

Robotics Technology Market Size 2020

$189 Billion

Robotics Technology Market Size by 2027

[Robotics Technology Market Size, Share and Analysis | Forecast - 2027 (alliedmarketresearch.com)]

COMPETITORS

Destiny Robotics = technology + humanoid interface + humanoid feelings + deep interactions + availability on the market

- **Destiny is the first AI-powered Humanoid Robot and Hologram as a home assistant on the market**
- **Smart hologram device and robot with deep interactions ability**


At home assistant
Not at home assistant
Not-Humanoid AI
Humanoid AI
D
Destiny Robotics
A
Amazon Alexa
H
Hanson Robotics
AI
AI-DA Robot

Business Model


WE GROW WITH THE FASTEST GROWING MARKET OF ROBOTICS

STAGE 1 Comprehensive Technical Research ✓

STAGE 2 Destiny Hologram Prototype Launch. Spring, 2022.

STAGE 3 Destiny Hologram on the market and prototyping Humanoid Robot, Q1, 2023.

STAGE 4 Humanoid Robot Destiny on the Market!

This slide contains forward-looking events that can not be guaranteed.

TEAM



Megi Kavtaradze
Founder & CEO

Serial Entrepreneur - led building platforms that had 100s of clients and 1000s of users.

Invited Speaker at:

Harvard University, Yale University, and Forbes, NYC.



Jason Jordan
Chief Robotics Officer

Hardware head with **25 years of experience** in the hardware industry:

- U.S. Department of Defense
- Mahle
- Whirlpool



Lela Mirtskhulava
Chief Scientist Ph.D.

Associate Professor with **20 years of experience:**

- **University of Cambridge**
- **University of California, Berkeley**
- **San Diego State University**
- **San Jose State University**

TEAM



Erekle Shishniashvili
Senior AI Engineer

Machine Learning Researcher at Huawei.
Work experience of 5 years.

- Huawei
- Awarded by Microsoft – Guardian AI Competition



Irakli Datashvili
Head Software Engineer

Over **12 years of work experience** with top companies:

- HSBC
- Motorola
-ABB

Partners

Google For Startups

NVIDIA INCEPTION PROGRAM

AI2027

Join us in the humanization of robots!

Destiny Robotics

